EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to September 6, 2022
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August 9, 2022	Transaction in Own Shares
August 16, 2022	Transaction in Own Shares
August 23, 2022	Transaction in Own Shares
August 31, 2022	Transaction in Own Shares
September 6, 2022	Transaction in Own Shares